

July 14, 2010

Jane H. Hollingsworth
Chief Executive Officer
NuPathe Inc.
227 Washington St., Suite 200
Conshohocken, PA 19428

> **Re:** **NuPathe Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 9, 2010**
> **File No. 333-166825**

Dear Ms. Hollingsworth:

We have reviewed your amended registration statement and response letter dated July 9, 2010 to our comment letter dated July 2, 2010 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 44

1. We acknowledge your response to comment one. We will hold off on evaluating your common stock valuation until your anticipated IPO price of $2.25 per share is confirmed. Once the IPO price or range is available please address the following:

   - The factors you considered in concluding that the fair value of your common stock did not increase in value from when you successfully completed the Phase I proof of concept study for Zelrix during the first quarter of 2008 to when you successfully completed the Phase III clinical trial for Zelrix in July 2009;

- The factors you considered in concluding that the successful completion of the Phase III clinical trial for Zelrix alone contributed to an 838% increase in the value of your common stock per share;
- The preference and the dividend rights do not appear to be sufficient to support the difference in fair value between the common stock per share and the preferred stock per share given the one-to-one conversion ratio. Please quantify and reconcile for us the difference in fair value between your common and preferred stock;
- The accounting effect of issuing preferred shares at a discount if preferred shares were being sold at $0.93 while the common stock was being valued at $2.25 in July 2009; and,
- Whether the companies you selected under the market-based approach held the same or similar number of product candidates for the same indication and in the same research and development phase as you do.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael N. Peterson, Esq.
        James W. McKenzie, Jr., Esq.
        Kevin S. Shmelzer, Esq.
        Morgan, Lewis & Bockius LLP
        1701 Market Street
        Philadelphia, PA 19103